EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES SECOND QUARTER 2014 RESULTS

Reports Net Sales Growth of 16% and Record Gross Margin Performance;
Confirms 2014 Financial Outlook

Portland, Ore. (August 6, 2014) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today reported its financial results for the quarter ended June 30, 2014. The results for the second quarter are in line with management’s expectations, and the Company confirms previously reported 2014 guidance.

Summary highlights of this release include
•	CBA’s distinctive portfolio strategy continued to drive depletion growth in the second quarter, resulting in a 9% increase in depletions for the first half of 2014.
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Increased demand for CBA’s well-loved brands, including Kona Brewing, Redhook Brewery and Omission, and the introduction of new favorite beers, such as Redhook KCCO Black Lager, led to a 17% increase in net sales and a 15% increase in total beer shipments in the first six months.

•
Our gross margin rate increased by 230 basis points to 32.8% in the second quarter, which contributed to a 240 basis point increase and 30.3% gross margin rate year-to-date. We attribute the increase to significant advancements in our brewery efficiency and utilization and supply chain.

“We continue to achieve steady and consistent growth through leveraging the power of CBA’s advantaged strategy and our leadership in brewing, branding and bringing to market world-class American craft beers,” said Andy Thomas, Chief Executive Officer of CBA. “As we communicated in our first quarter earnings call, we set out to achieve solid performance and continued improvement in the second quarter, and our results underscore that we delivered on that promise.”

Second quarter 2014 financial highlights
•	Depletion volume grew 9% from the second quarter in 2013.
•	Net sales and total beer shipments grew 16% and 13%, respectively, for the quarter. We attribute these increases to the continued organic growth of our complementary portfolio of high‑quality, award‑winning beers such as Widmer Brothers Upheaval IPA, Redhook KCCO Black Lager, Kona Big Wave Golden Ale and Omission Beer.
•	Gross margin rate increased 230 basis points to 32.8% over the second quarter in 2013.
•	Capacity utilization increased to 87% from 77% in the comparable three-month period in 2013.
•	As a percentage of net sales, our selling, general and administrative expense (“SG&A”) remained steady at 26.8% in the second quarter, compared to 26.4% for the second quarter of last year.

Craft Brew Reports Second Quarter 2014 Results and Confirms Full-Year 2014 Guidance

•	Diluted earnings per share for the second quarter improved to $0.10, compared to $0.06 for the same period last year.

Year to date 2014 financial highlights
•	Depletion volume grew 9% over the first six months of 2013.
•	Net sales and total beer shipments grew 17% and 15%, respectively, in the six-month period ended June 30, 2014 compared to the first six months of 2013.
•	Gross margin rate increased 240 basis points to 30.3% over the comparable period in 2013.
•	Capacity utilization increased to 78% in the first half of 2014, compared to 68% in the first half of 2013.
•	As a percentage of net sales, our selling, general and administrative expense (“SG&A”) decreased to 27.1% in the six-month period ended June 30, 2014 from 28.9% in the same period of 2013, primarily due to the increase in our net sales.
•	Diluted earnings per share for the first six months of 2014 improved to $0.09, compared to a loss per share of $(0.04) for the same period last year.

“The consistency and progress we achieved in the first half of the year reflects the focus and efforts of many people across CBA,” said Thomas. “From our breweries and production teams driving significant operating efficiencies, to our national sales team working with wholesaler partners to maintain momentum around our core brands, to our supply chain management team continuing to tackle our challenges and optimize in key areas, I am proud of the talent and commitment exhibited on a daily basis at CBA.”

Components of anticipated 2014 financial results and developments

Based on year-to-date financial results in line with expectations, we are confirming previously issued guidance regarding our anticipated full year 2014 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and ongoing stabilization of the Widmer Brothers brand.
•	Average price increases of approximately 1% to 2%.
•	Growth in contract brewing revenue of 25% to 50% as a result of new partnerships.
•	Gross margin rate of 28.5% to 30.5%. As we continue to optimize our brewing locations and improve our capacity utilization and efficiency, we expect our gross margin rate to expand 500-700 basis points over the next five years.
•	SG&A expense of $52 million to $54 million, primarily reflecting reinvestment into our sales and marketing infrastructure.
•	Capital expenditures of approximately $15 million to $20 million, continuing our investments in capacity and efficiency improvements, quality initiatives and restaurant and retail.

“We are pleased the business continues to generate strong sales and earnings trends consistent with our expectations and our full year guidance,” said Chief Financial Officer Mark Moreland. “While we still have work to do on our brewery and supply chain operations, we have made significant progress from last year’s first half, which has positively impacted our performance. Looking forward, we continue to expect quarterly volatility in our results and will continue to focus on and provide guidance for our full-year performance.”

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2013. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Reports Second Quarter 2014 Results and Confirms Full-Year 2014 Guidance

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA welcomed Kona Brewing Company in 2010, and then launched Omission beer in 2012 and Square Mile Cider Company in 2013.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten. Square Mile Cider was inspired by the fortitude and perseverance of the original pioneers and reinvigorates an enduringly classic beverage.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Sales	$60,728	$52,710	$107,745	$92,091
Less excise taxes	4,042	3,703	7,233	6,475
Net sales	56,686	49,007	100,512	85,616
Cost of sales	38,112	34,043	70,098	61,709
Gross profit	18,574	14,964	30,414	23,907
As percentage of net sales	32.8%	30.5%	30.3%	27.9%
Selling, general and administrative expenses	15,208	12,950	27,270	24,710
Operating income (loss)	3,366	2,014	3,144	(803)
Interest expense	(105)	(156)	(206)	(312)
Other income (expense), net	9	6	3	(17)
Income (loss) before income taxes	3,270	1,864	2,941	(1,132)
Income tax provision (benefit)	1,275	769	1,147	(453)
Net income (loss)	$1,995	$1,095	$1,794	$(679)
Income (loss) per share:
Basic and diluted net income (loss) per share	$0.10	$0.06	$0.09	$(0.04)
Weighted average shares outstanding:
Basic	19,029	18,926	19,002	18,905
Diluted	19,087	18,992	19,077	18,905

Total shipments (in barrels):
Core Brands	225,300	199,700	397,500	347,900
Contract Brewing	9,000	7,500	19,600	15,000
Total shipments	234,300	207,200	417,100	362,900

Change in depletions (1)	9%	12%	9%	9%

(1)	Change in depletions reflects the year-over-year change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2014	2013

Current assets:
Cash and cash equivalents	$6,424	$3,886
Accounts receivable, net	13,330	11,381
Inventories	20,133	14,780
Deferred income tax asset, net	1,775	1,672
Other current assets	3,749	3,617
Total current assets	45,411	35,336
Property, equipment and leasehold improvements, net	106,050	105,328
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,337	17,305
Total assets	$181,715	$170,886

Current liabilities:
Accounts payable	$20,977	$16,871
Accrued salaries, wages and payroll taxes	6,251	5,427
Refundable deposits	7,971	8,875
Other accrued expenses	1,940	1,176
Current portion of long-term debt and capital lease obligations	557	661
Total current liabilities	37,696	33,010
Long-term debt and capital lease obligations, net of current portion	11,693	12,049
Other long-term liabilities	19,058	17,757
Total common shareholders' equity	113,268	108,070
Total liabilities and common shareholders' equity	$181,715	$170,886

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2014	2013

Cash Flows From Operating Activities:
Net income (loss)	$1,794	$(679)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,255	3,991
Deferred income taxes	66	(475)
Other, including stock-based compensation and excess tax benefit from employee stock plans	(95)	638
Changes in operating assets and liabilities:
Accounts receivable	(1,959)	(868)
Inventories	(2,909)	(3,111)
Other current assets	(347)	191
Accounts payable and other accrued expenses	5,232	3,959
Accrued salaries, wages and payroll taxes	1,635	159
Refundable deposits	446	583
Net cash provided by operating activities	8,118	4,388

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(5,074)	(5,313)
Proceeds from sale of property, equipment and leasehold improvements	15	-
Net cash used in investing activities	(5,059)	(5,313)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(291)	(316)
Proceeds from capital lease financing	841	-
Proceeds from issuances of common stock	63	114
Tax payments related to performance shares issued	(150)	-
Excess tax benefit from employee stock plans	176	-
Net cash provided by (used in) financing activities	639	(202)
Increase (decrease) in cash and cash equivalents	3,698	(1,127)
Cash and cash equivalents, beginning of period	2,726	5,013
Cash and cash equivalents, end of period	$6,424	$3,886

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Net income (loss)	$1,995	$1,095	$1,794	$(679)
Interest expense	105	156	206	312
Income tax provision (benefit)	1,275	769	1,147	(453)
Depreciation expense	2,098	1,976	4,134	3,866
Amortization expense	61	62	121	125
Stock-based compensation	273	246	444	348
(Gain) loss on disposal of assets	(4)	92	19	121
Adjusted EBITDA	$5,803	$4,396	$7,865	$3,640

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).